

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2008

Mr. Victor Tong
President
PacificNet, Inc.
23/F, Tower A, Timecourt
No. 6 Shugang Xili
Chaoyang District
Beijing, China 100028

 RE: PacificNet, Inc.
 Form 10-K for Fiscal Year Ended December 31, 2006
 Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and
 September 30, 2007
 File No. 000-24985

Dear Mr. Tong:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

 Sincerely,

 Larry Spirgel
 Assistant Director